Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc

Commission File No.: 001-10533

And

Rio Tinto Limited

Commission file No.: 000-20122

The following is a form of letter sent by BHP Billiton to certain of BHP Billiton’s suppliers in the United States.

FORM OF LETTER TO SUPPLIERS IN THE UNITED STATES

[date]

[Address Block]

Dear [supplier],

BHP BILLITON PROPOSAL TO RIO TINTO: UNLOCKING VALUE

BHP Billiton announced today details of the proposal it has put to Rio Tinto for the combination of the respective groups to create the world’s premier diversified natural resources company.

This proposal would mean that BHP Billiton would be positioned to meet our customers’ needs more efficiently, through:

•	Enabling us to accelerate our supply response, in recognition of strong demand growth.

•	Streamlining infrastructure utilisation, addressing bottlenecks and logistical inefficiencies and accelerating development projects to increase the supply of tonnes to market.

•	Improving supply logistics by way of blending or improved delivery options resulting in greater security of supply to customers.

•	Optimising ore bodies and recovery.

•	Enhancing our future growth options.

The combination of BHP Billiton and Rio Tinto would create a unique portfolio of low cost, world class assets which would enable product to be delivered to customers throughout global economic cycles.

BHP Billiton has undertaken a thorough analysis of the anti-trust implications of this combination and is confident that anti-trust issues present no significant barriers to completing the proposed transaction, and that any possible regulatory concerns can be readily addressed. Importantly, the expanded growth options and speed-to-market benefits available to the combined group would provide material pro-competitive benefits in key commodity markets, to the advantage of customers.

The Board of BHP Billiton has sought and continues to seek to engage in discussions with Rio Tinto with a view to obtaining the support and recommendation of the Rio Tinto Board for this proposal. To date Rio Tinto has not agreed to these discussions. Given the significance of the proposal and the potential benefit for all shareholders, customers and other stakeholders, BHP Billiton has decided to make public the details of its proposal.

The details of the proposal can be seen in the attached statement.

Please do not hesitate to contact [Name, Position] on [contact details] in the interim should you require further information. Throughout this process we expect that we will maintain business as usual with our key suppliers.

BHP Billiton greatly values our relationship with [Company] and we look forward to working positively with you into the future.

Yours sincerely,

Under certain circumstances, BHP Billiton may be required to file with the US Securities and Exchange Commission (the “SEC”) certain documents (including possibly a registration statement and prospectus)relating to its securities and the transaction and, in such event, US investors and security holders are strongly urged to read such documents because they will contain important information. If and when filed, investors and security holders will be able to obtain a free copy of relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov). Copies of such documents may also be obtained from BHP Billiton without charge.